AMENDMENT

AM 5-2-2005

(A)

05037639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 047077

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Imperial Investments, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Old Ridgefield Road, Suite 210
(No. and Street)

Wilton CT 06897
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven J. Alperin, CPA 973-808-8801 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 06 2005
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

30 Two Bridges Road, Suite 240 Fairfield NJ 07004
(Address) (City) (State) (Zip Code)

RECEIVED
APR 14 2005

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

IMPERIAL INVESTMENTS LTD.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2004

	Original Focus Filing	Adjustments	Audited Net Capital Filing
Stockholders' Equity	$ 105,857	$ (36,794)	$ 69,063
Deductions and/or charges:			
Non-allowable assets:			
NASD investment	3,300	-	3,300
Other assets	41,265	(30,793)	10,472
Total Non-allowable assets	44,565	(30,793)	13,772
Net Capital before Securities Haircuts	61,292	(6,001)	55,291
Haircuts on Securities Positions:	61	-	61
Net Capital	$ 61,231	$ (6,001)	$ 55,230
Aggregate Indebtedness:			
Accrued expenses and other liabilities	$ 6,202	$ 6,000	$ 12,202
Total Aggregate Indebtedness	$ 6,202	$ 6,000	$ 12,202
Minimum Capital Required (the greater of 6 2/3% of aggregate indebtedness or $25,000)	$ 25,000	$ -	$ 25,000
Capital in Excess of Minimum Requirements	$ 36,231	$ (6,001)	$ 30,230
Ratio of Aggregate Indebtedness to Net Capital	0.10 to 1	0.12 to 1	0.22 to 1

Note: No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II(A) filing.

<u>AFFIRMATION</u>

I, James Bernstein, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2004 and supplemental schedules pertaining to Imperial Investments, Ltd. as of December 31, 2004 are true and correct. I further affirm that neither the partnership nor any partner has any proprietary interest in any account classified solely as that of a customer.

Signature   Date: 2/8/05

PR/CEO

Title

Subscribed and Sworn to before me

on this 8th day of February, 2005.

Notary Public

My Commission Exp. June 30, 2008